SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 1-4982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PARKER RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PARKER-HANNIFIN CORPORATION
6035 PARKLAND BOULEVARD
CLEVELAND, OHIO 44124-4141

Parker Retirement Savings Plan

Index of Financial Statements

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2012 and 2011	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2012 and 2011	3
Notes to Financial Statements	4-13

Supplemental Schedule:
Schedule of Assets (Held at End of Year) at December 31, 2012	14-15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Board of Directors
Parker-Hannifin Corporation
Parker Retirement Savings Plan
Cleveland, Ohio
We have audited the accompanying statements of net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McGladrey LLP
Cleveland, Ohio
June 18, 2013

Parker Retirement Savings Plan

Statements of Net Assets Available for Benefits
At December 31, 2012 and 2011

(Dollars in Thousands)	2012	2011
ASSETS
Plan investments at fair value	$3,188,805	$2,838,211
Notes receivable from participants	85,606	82,011
Employer contribution receivable	22,684	17,717
Participant contribution receivable	900	—
Total assets	3,297,995	2,937,939
LIABILITIES	—	—
Net assets available for benefits at fair value	3,297,995	2,937,939
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(18,485)	(14,736)
Net assets available for benefits	$3,279,510	$2,923,203
The accompanying notes are an integral part of these financial statements.

Parker Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits
For The Years Ended December 31, 2012 and 2011

(Dollars in Thousands)	2012	2011
ADDITIONS
Participants’ contributions	$130,460	$118,261
Employer contributions	82,961	74,400
Net appreciation in fair value of investments	282,217	—
Dividend and interest income on investments	49,800	61,056
Interest income on notes receivable from participants	3,561	3,691
Total additions	548,999	257,408
DEDUCTIONS
Distributions to participants	220,275	200,732
Net depreciation in fair value of investments	—	194,401
Trustee fees and other expenses	1,153	1,178
Total deductions	221,428	396,311
Net increase (decrease) before transfers	327,571	(138,903)
Plan transfers	28,736	6,078
Net increase (decrease)	356,307	(132,825)
Net assets available for benefits - beginning of year	2,923,203	3,056,028
Net assets available for benefits - end of year	$3,279,510	$2,923,203
The accompanying notes are an integral part of these financial statements.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

1. Summary of Significant Accounting Policies

Investment Valuation
The Parker Retirement Savings Plan’s (the Plan) investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 7 for discussion of fair value measurements). The Plan presents in the Statements of Changes in Net Assets Available for Benefits interest and dividend income and the net appreciation or depreciation in the fair value of its investments which consists of the realized gains and losses from the sale of investments and the unrealized appreciation and depreciation of investments held by the Plan.
Purchases and sales of securities are reflected on a trade-date basis.
Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.
Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the investment fund to which they relate and are netted against dividend and interest income. Certain costs and expenses incurred in administering the Plan are paid out of the Plan’s assets and Parker-Hannifin Corporation (the Company) pays the remainder.
Risks and Uncertainties
Management believes that the Plan’s investments are well diversified and do not create a significant concentration of interest rate, market or credit risk. However, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits. Participants assume all risk in connection with any decrease in the fair value of any securities in all the funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance companies and banks, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.
Subsequent Events
The Plan has evaluated subsequent events that have occurred through the date these financial statements were issued. Effective April 11, 2013, net assets of $9,236 were transferred from the PGI 401(k) Retirement Plan into the Plan. No subsequent events occurred that required adjustment to these financial statements.
Other
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements of the Plan are prepared using the accrual method of accounting.
Benefit distributions are recorded when paid.

In May 2011, the Financial Accounting Standards Board (FASB) issued new accounting guidance to improve consistency with fair value measurement disclosure requirements mainly for investments classified as Level 3. This guidance is applied prospectively and effective for annual periods beginning after December 15, 2011. The Plan does not have any investments classified as Level 3 therefore there was no change in the fair value disclosures.

In October 2012, the FASB issued new accounting guidance regarding technical corrections and improvements and further enhancements to fair value measurements. This guidance is primarily effective for annual periods beginning after December 15, 2012. The Plan Administrator is currently evaluating the impact this update will have on the Plan's financial statements. However, the Plan Administrator does not expect any significant changes in the Plan's financial statements as a result of applying this new guidance.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

2. Description of the Plan
General
The following description of the Plan provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan available to all U.S. domestic regular full-time and part-time non-union employees, and some union employees (if negotiated). Employees are eligible for participation in the Plan the first day of the month following their date of hire and are generally automatically enrolled in the Plan 30 days after their date of hire or rehire. A separate Retirement Income Account (RIA) also exists within the Plan. Some of the Company’s employees participate in the RIA in lieu of participating in a defined benefit plan. Similar to a defined benefit plan, participants do not make contributions to the RIA. The Plan is subject to Sections 401(a) and 401(k) of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Contributions
Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 75% of their total compensation for a Plan year and may change such percentage upon request. Participant contributions are made either on a before-tax and/or after-tax basis. Employee and their associated Company matching contribution are primarily recorded in the period that payroll withholdings are deducted from participants. Contributions are subject to certain limitations.
Company matching contributions are invested solely in a non-participant directed Employee Stock Ownership Plan (the ESOP Fund), which holds primarily Company stock (see Note 5).
Participants may suspend their savings plan contributions at any time and may designate one or more of several available funds within the Plan in which their contributions are to be invested. Investment elections may be changed at any time. Employees have the flexibility to invest their RIA contribution in any investment fund (except the Parker-Hannifin Common Stock Fund) offered by the Plan. The available investment funds are:

(a)
Parker-Hannifin Common Stock Fund (Company Stock Fund): Invested primarily in common shares of the Company purchased on the open market. The Plan restricts participants from investing more than 50% of their account balance in the Company Stock Fund.

(b)	Vanguard Institutional Index Fund: Invested in stocks which comprise the S&P 500 Index.

(c)	Vanguard Extended Market Index Fund: Invested primarily in the Standard & Poor’s Completion Index.

(d)	Vanguard FTSE All-World ex-US Index Fund: Invested primarily in securities that tracks the performance of the FTSE All-World ex-US Index.

(e)
Vanguard Total Bond Market Index Fund: Invested in a sampling of assets in the Barclays Capital U.S. Aggregate Float Adjusted Index and maintains a dollar-weighted average maturity consistent with that of the index.

(f)
Contract Income Fund: A separately managed fund invested primarily in high-quality fixed income investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage and other asset-backed securities, with each of these investments typically providing a stable rate of return for a specific period of time. Refer to Note 6 for a further description of this fund.

(g)
PIMCO Total Return Portfolio: A managed account invested primarily in securities which have a fixed rate of return such as U.S. government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers, and money market instruments.

(h)	BlackRock Inflation Protected Bond Fund: Invested primarily in inflation-indexed bonds issued by the U.S. and non-U.S. governments, their agencies, and non-U.S. corporations.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

2. Description of the Plan (cont'd)

(i)	Victory EB Diversified Stock Fund: A common/collective fund invested primarily in a portfolio of common stocks of large publicly-held companies and securities convertible into common stock.

(j)
Sentinel Small Company Fund: Invested primarily in common stocks issued by small companies using the S&P Small-Cap 600 Index as a weighting guide. (This fund was closed effective January 17, 2012; all investments were transferred to Pyramis Small Company Commingled Pool.)

(k)
Dodge and Cox International Stock Fund: Invested primarily in equity securities including common stocks, preferred stock, and convertible securities issued by well established non-U.S. companies from at least three different foreign countries, including emerging markets.

(l)
Fidelity Freedom K Funds: Twelve mutual funds designed to help participants diversify their assets based on their life cycle. The Freedom Funds are invested in equities, fixed income, and money markets based on the participant’s targeted retirement date.

(m)	Aberdeen Emerging Markets Fund: A diversified fund invested primarily in equity securities of emerging market country issuers.

(n)	Pyramis Small Company Commingled Pool: A fund invested primarily in equity securities of smaller, growing companies listed on national and regional exchanges.

(o)	RidgeWorth Mid-Cap Value Equity Trust: A fund invested in a value oriented portfolio of 60 to 80 stocks with emphasis on dividends, valuation and fundamentals.

(p)
GMO Global Equity Allocation Series Fund: A mutual fund which invests substantially all of its assets in the GMO Global Equity Allocation Fund. Normally, at least 80% of the fund's assets consist of equity investments. (Fund became available to participants effective August 31, 2012.)

Participant Accounts
The Plan utilizes the unit value method for allocating Plan earnings for all funds. Unit values are determined on a daily basis and exclude contributions receivable and benefits payable.

Parker-Hannifin Corporation Contributions
The Company generally contributes an amount equal to 100% of the first 3 percent of the before-tax participant contribution and an amount equal to 50% of the 4th percent and 5th percent of the participant’s contribution. The Company may also match after-tax participant contributions, but matches only 25% of the 4th percent and 5th percent of after-tax participant contributions. Company contributions match the before-tax contributions prior to the after-tax contributions. Participants may diversify their shares of stock in the ESOP Fund at any time to any of the investment funds available within the Plan.
Additionally, the Company makes a contribution to the participants' RIA accounts in February of each year. The amount of the contribution relates to the prior year and is based on a formula taking into account the participant’s age and years of service.
Notes Receivable from Participants
The Plan has a loan provision which allows an active participant to borrow a minimum of five hundred dollars and up to the lesser of (a) 50% of their account balance or (b) fifty thousand dollars less the largest outstanding loan balance he/she had in the last 12 months. Participants may not borrow or withdraw any funds from their RIA account. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to 10 years for a residential loan. Some participant loans have interest rate and repayment terms that differ from the Plan’s loan provisions as some loans were included in the net assets of a plan transfer into the Plan. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the plan document.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

2. Description of the Plan (cont'd)
Contributions Receivable
A RIA contribution receivable of $20,373 and $17,717, reflecting the contribution earned by participants in 2012 and 2011 but paid in 2013 and 2012, was recorded at December 31, 2012 and 2011, respectively. For the year ended December 31, 2012, the Plan also recorded a receivable in the amount of $2,311 and $900 for Company matching and participants' contributions, respectively, relating to 2012 but credited to participant's accounts during 2013.

3. Vesting, Withdrawals and Distributions
Participants are fully vested at all times, except for the RIA. After three years of service, employees are vested in their RIA and may withdraw their RIA money only after termination of employment. In general, a participant’s account is paid out after termination of employment, but under certain circumstances, a participant may withdraw in cash a portion of his/her before-tax and/or after-tax contributions, subject to certain limitations and restrictions.
After a participant terminates employment for any reason, all amounts are distributable to the participant or if the participant is deceased, to the participant’s designated beneficiary. The distribution may be deferred until the age of 70 1/2 if the participant’s account exceeds five thousand dollars. Distributions are made in the form of cash either in a single payment, quarterly installments, or by purchase of an annuity, except that amounts held in the Company Stock Fund and ESOP Fund may be distributed in the form of common shares. The Plan provides that mandatory or involuntary lump-sum distributions in an amount in excess of one thousand dollars but less than five thousand dollars shall only be made in the form of an automatic rollover IRA. Dividends received by the ESOP Fund are either paid to the participants quarterly or annually or reinvested quarterly, at the participants’ election.

4. Investments

The following represents the fair value of investments held by the Plan at December 31, 2012 and 2011 (investments which exceed 5% of the Plan’s net assets in 2012 or 2011 are separately identified):

	2012	2011
Money Market Fund	$72	$55
Mutual Funds:
Vanguard Institutional Index Fund	177,420	149,883
Others	787,105	749,214
Common/Collective Funds:
Victory EB Diversified Stock Fund	233,678	212,989
Others	159,115	27,172
Contract Income Fund	517,615	482,790
PIMCO Total Return Portfolio	180,455	150,449
Company Stock Fund	262,354	267,681
ESOP Fund	870,991	797,978
Total investments	$3,188,805	$2,838,211

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

4. Investments (cont'd)
The following table presents the investment income (loss) for the Plan for the years ended December 31, 2012 and 2011:

	2012	2011
Net appreciation (depreciation) in fair value of investments:
Mutual Funds	$85,680	$(64,516)
Common/Collective Funds	54,245	(12,808)
PIMCO Total Return Portfolio	13,172	6,941
Company Stock Fund	38,054	(23,314)
ESOP Fund	91,066	(100,704)
Total net appreciation (depreciation) in fair value of investments	282,217	(194,401)
Interest and dividends	49,800	61,056
	$332,017	$(133,345)

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments at December 31, 2012 and 2011 is as follows:

	2012	2011
ESOP Fund	$870,991	$797,978

	Year ended December 31,
	2012	2011
Changes in Net Assets:
Employer contributions	$59,620	$56,128
Transfers to other plan funds	(40,570)	(45,487)
Dividend and interest income	10,263	8,982
Net appreciation (depreciation)	91,066	(100,704)
Distributions to participants	(47,366)	(45,016)
	$73,013	$(126,097)
6. Contract Income Fund
The Contract Income Fund holds a portfolio of traditional, separate account and synthetic guaranteed investment contracts (GICs) and other short-term securities. All contracts are fully benefit-responsive.
As required by FASB Accounting Standards Codification (ASC) Topic No. 962, Plan Accounting—Defined Contribution Pension Plans, the Statements of Net Assets Available for Benefits presents the Plan’s investments at fair value within the Plan at December 31, 2012 and 2011 as well as the adjustment of the Contract Income Fund investments from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
The average yields earned by the GICs are as follows:

	2012	2011
Average yield earned by entire fund	2.02%	2.55%
Return on plan assets for 12 months	2.52%	2.85%

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

6. Contract Income Fund (cont'd))

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs’ return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.
General fixed maturity synthetic GICs consist of an asset or collection of assets and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate of not less than 0%.
Constant duration synthetic GICs consist of a portfolio of securities and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant-directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.
Withdrawals and transfers resulting from certain events, including employer initiated events and changes in the qualification of the Plan may limit the ability of the fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan administrator does not believe that the occurrence of any event which would limit the Plan’s ability to transact at book or contract value is probable.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

7. Fair Value Measurements

The following is a summary of the investments held by the Plan that were measured at fair value on a recurring basis at December 31, 2012.

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Market Fund	$72	$72	$—	$—
Mutual Funds
Fidelity Freedom K Funds	527,541	527,541	—	—
Vanguard Institutional Index Fund	177,420	177,420	—	—
Dodge and Cox International Stock Fund	104,482	104,482	—	—
BlackRock Inflation Protected Bond Fund	47,004	47,004	—	—
Vanguard Total Bond Market Index Fund	44,234	44,234	—	—
Vanguard Extended Market Index Fund	35,146	35,146	—	—
Vanguard FTSE All-World ex-US Index Fund	16,753	16,753	—	—
Aberdeen Emerging Markets Fund	11,346	11,346	—	—
GMO Global Equity Allocation Series Fund	599	599	—	—
Common / Collective Funds
Victory EB Diversified Stock Fund	233,678	—	233,678	—
Pyramis Small Company Commingled Pool	128,745	—	128,745	—
RidgeWorth Mid-Cap Value Equity Trust	30,370	—	30,370	—
Contract Income Fund
Short-Term Investment Fund	78,498	78,498	—	—
Stable Value Pooled Fund	3,514	—	3,514	—
Traditional GICs	18,014	—	18,014	—
Separate Account GICs	77,967	—	77,967	—
Fixed Maturity Synthetic GICs	4,603	4,603	—	—
Constant Duration Synthetic GICs	335,019	—	335,019	—
PIMCO Total Return Portfolio	180,455	—	180,455	—
Company Stock Fund	262,354	262,354	—	—
ESOP Fund	870,991	870,991	—	—
Total at December 31, 2012	$3,188,805	$2,181,042	$1,007,763	$—

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

7. Fair Value Measurements (cont'd)

A summary of the investments held by the Plan that were measured at fair value on a recurring basis at December 31, 2011 follows:

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Market Fund	$55	$55	$—	$—
Mutual Funds
Fidelity Freedom K Funds	416,077	416,077	—	—
Vanguard Institutional Index Fund	149,883	149,883	—	—
Sentinel Small Company Fund	126,026	126,026	—	—
Dodge and Cox International Stock Fund	94,657	94,657	—	—
Vanguard Total Bond Market Index Fund	36,811	36,811	—	—
BlackRock Inflation Protected Bond Fund	28,895	28,895	—	—
Vanguard Extended Market Index Fund	28,855	28,855	—	—
Vanguard FTSE All-World ex-US Index Fund	15,211	15,211	—	—
Aberdeen Emerging Markets Fund	2,682	2,682	—	—
Common / Collective Funds
Victory EB Diversified Stock Fund	212,989	—	212,989	—
RidgeWorth Mid-Cap Value Equity Trust	26,520	—	26,520	—
Pyramis Small Company Commingled Pool	652	—	652	—
Contract Income Fund
Short-Term Investment Fund	45,348	45,348	—	—
Stable Value Pooled Fund	6,297	—	6,297	—
Traditional GICs	20,233	—	20,233	—
Separate Account GICs	76,146	—	76,146	—
Fixed Maturity Synthetic GICs	22,104	22,104	—	—
Constant Duration Synthetic GICs	312,662	—	312,662	—
PIMCO Total Return Portfolio	150,449	—	150,449	—
Company Stock Fund	267,681	267,681	—	—
ESOP Fund	797,978	797,978	—	—
Total at December 31, 2011	$2,838,211	$2,032,263	$805,948	$—

Refer to Note 2 for information on the above investments.
Fair values are transferred between levels of the fair value hierarchy when facts and circumstances indicate that a change in the method of estimating the fair value of a financial asset is warranted. At December 31, 2012 and 2011, there were no transfers between levels of the fair value hierarchy.
The following is a description of the valuation methodologies used to measure the fair values in the tables above. There have been no changes in the methodologies used to measure fair value at December 31, 2012 and 2011.

Money Market Fund, Mutual Funds, Company Stock Fund and ESOP Fund: Measured at fair value using quoted market prices.
Common / Collective Funds: Measured at fair value using the Funds’ closing net asset values. The common / collective funds consist of common stocks and securities convertible into common stock. These investments can be redeemed daily and without any restrictions on the timing of the redemption. Redemption of the entire investment balance generally requires at least a 30-day notice. At December 31, 2012 and 2011, the Plan had no unfunded commitments related to these investments.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

7. Fair Value Measurements (cont'd)

Contract Income Fund: Short-term investment fund and fixed maturity synthetic GICs are measured at fair value using quoted market prices. The underlying securities of the fixed maturity synthetic GICs primarily include investments in commercial, mortgage and asset-backed securities, Freddie Mac and Fannie Mae securities, rate reduction bonds and GNMA project loans. Separate account GICs and constant duration synthetic GICs are measured at fair value as provided by FT Interactive, insurance company and the external investment manager based upon the contracts’ underlying securities. The underlying securities of separate account GICs primarily include fixed income securities consisting of government and corporate issued bonds and mortgage and asset-backed securities. The underlying securities of the constant duration synthetic GICs primarily include fixed income government bonds and asset and mortgage-backed securities index funds, some of which are held in collective trusts. The investments held in the collective trusts can be redeemed daily and without any restriction on the timing of the redemption. At December 31, 2012 and 2011, the Plan had no unfunded commitments related to the investments held in the collective trusts. The stable value pooled fund and traditional GICs are measured at fair value by reference to third-party index rates for instruments with comparable durations.
PIMCO Total Return Portfolio: Measured at fair value using a net asset value per share. The account provides exposure to U. S. Government bonds, corporate bonds, foreign bonds and mortgage bonds. These investments can be redeemed daily and without any restrictions on the timing of the redemption. At December 31, 2012 and 2011, the Plan had no unfunded commitments related to these investments.
The primary investment objective of all investment funds, except the Contract Income Fund, is to obtain a maximum total return and capital appreciation in an amount that at least equals various market-based benchmarks. The primary investment objective of the Contract Income Fund is to provide for a stable rate of return while preserving principal.

8. Tax Status
The Internal Revenue Service (IRS) has determined and informed the Company by letter dated December 27, 2005, that the terms of the Plan and related trust comply with applicable sections of the Internal Revenue Code (IRC). Since receiving the determination letter, the Plan has been amended to provide for various administrative changes including adding additional investment funds. The Plan Administrator believes that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.
On January 31, 2011, the Company submitted a determination letter filing based on the current plan provisions to the IRS. On March 14, 2011, the Company received an acknowledgment of its filing from the IRS and is currently awaiting approval.

United States generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The Plan Administrator has concluded that as of December 31, 2012, there were no uncertain tax positions taken or expected to be taken by the Plan. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax years prior to 2009.

9. Plan Termination
Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location. No amendment, modification, suspension, or termination may permit assets held in trust by the Trustee to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, all participant accounts would become fully vested.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

10. Party-In-Interest
Certain Plan investments that are held by the Plan are investment funds managed by Fidelity Management Trust Company (Fidelity) and Pyramis Global Advisors Trust Company, a Fidelity Investment Company. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
The Plan also holds shares of Parker-Hannifin Corporation common stock. Investment activity related to these shares qualify as party-in-interest transactions.

11. Plan Transfers
As a result of the Company's acquisitions, various qualified defined contribution plans were merged into the Plan. The value of the individual participant accounts did not change as a result of the transfer of assets to the Plan.

During the plan year ended December 31, 2012, net assets of the plans identified below were transferred to the Plan:

Plan Name	Merger Date	Net Assets Transferred
Hi-Tech Rubber, Inc. Salary Savings Plan	June 29, 2012	$6,798
Snap-Tite Inc. 401(k) Savings Plan	August 10, 2012	20,847
Olear USA, Inc. 401(k) Profit Sharing Plan	November 1, 2012	676
QTI Human Resources Inc. 401(k) Plan	December 18, 2012	415
Total transfers during 2012		$28,736

During the plan year ended December 31, 2011, net assets of the plans identified below were transferred to the Plan:

Plan Name	Merger Date	Net Assets Transferred
Gulf Coast Seal 401(k) Plan	March 30, 2011	$3,659
Legris, Inc. Retirement Savings Plan	April 1, 2011	2,419
Total transfers during 2011		$6,078

12. Reconciliation of Financial Statements to Form 5500
Fully benefit-responsive GICs are recorded on the Form 5500 at fair value while in the Plan’s financial statements these investments are presented at fair value with an adjustment to contract value. Notes receivable from participants are reported on the Form 5500 as participant loans and are considered to be plan investments while in the Plan’s financial statements they are classified as receivables from participants. On Form 5500, the Plan recorded the fair value of $82,857 for participant loans, less $2,749 for deemed distributions to participants, at December 31, 2012.

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2012
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Fidelity Investments	Money Market Fund	**	$72
	Victory Capital Management, Inc.	Victory EB Diversified Stock Fund	**	233,678
	Vanguard Group, Inc.	Vanguard Institutional Index Fund	**	177,420
*	Pyramis Global Advisors Trust Co.	Pyramis Small Company Commingled Pool	**	128,745
	Dodge & Cox	Dodge and Cox International Stock Fund	**	104,482
	Black Rock Advisors LLC	BlackRock Inflation Protected Bond Fund	**	47,004
	Vanguard Group, Inc.	Vanguard Total Bond Market Index Fund	**	44,234
	Vanguard Group, Inc.	Vanguard Extended Market Index Fund	**	35,146
	RidgeWorth Investments	RidgeWorth Mid-Cap Value Equity Trust	**	30,370
	Vanguard Group, Inc.	Vanguard FTSE All-World ex-US Index Fund	**	16,753
	Aberdeen Asset Management Inc.	Aberdeen Emerging Markets Fund	**	11,346
	GMO LLC	GMO Global Equity Allocation Series Fund	**	599
*	Fidelity Investments	Fidelity Freedom K Income Fund	**	9,845
*	Fidelity Investments	Fidelity Freedom K 2000 Fund	**	4,172
*	Fidelity Investments	Fidelity Freedom K 2005 Fund	**	5,265
*	Fidelity Investments	Fidelity Freedom K 2010 Fund	**	27,048
*	Fidelity Investments	Fidelity Freedom K 2015 Fund	**	72,779
*	Fidelity Investments	Fidelity Freedom K 2020 Fund	**	114,913
*	Fidelity Investments	Fidelity Freedom K 2025 Fund	**	98,547
*	Fidelity Investments	Fidelity Freedom K 2030 Fund	**	76,207
*	Fidelity Investments	Fidelity Freedom K 2035 Fund	**	47,825
*	Fidelity Investments	Fidelity Freedom K 2040 Fund	**	42,037
*	Fidelity Investments	Fidelity Freedom K 2045 Fund	**	12,326
*	Fidelity Investments	Fidelity Freedom K 2050 Fund	**	16,577
	PIMCO Investments LLC	Short-Term Investment Funds	**	13,382
	PIMCO Investments LLC	PIMCO PRIV US GOVT SEC Fund, 2.81%, 12//01/2025	**	27,106
	PIMCO Investments LLC	PIMCO PRIV Real Return Bond SEC, 1.59%, 04/1/2022	**	25,466
	PIMCO Investments LLC	PIMCO PRIV Mortgage SEC Fund, 3.13%, 11/1/2016	**	56,615
	PIMCO Investments LLC	PIMCO PRIV High Yield SEC Fund, 9.37%, 5/1/19	**	3,530
	PIMCO Investments LLC	PIMCO PRIV Investment Grade CORP SEC, 5.41%, 1/01/2020	**	28,077
	PIMCO Investments LLC	PIMCO PRIV ABS Sector Fund, 2.67%, 10/1/2016	**	3,966
	PIMCO Investments LLC	PIMCO Muni Sector Fund Portf, 5.52%, 11/1/2022	**	1,912
	PIMCO Investments LLC	PIMCO PRIV Emrg Mkt SECT, 5.14%, 7/1/2019	**	5,764
	PIMCO Investments LLC	PIMCO PRIV Intl Sector Fund, 3.79%, 1/1/2019	**	14,637
*	Fidelity Investments	Short-Term Investment Fund100-31-GDPH Govt MM POI, 0.01%	**	78,498
	Wells Fargo & Company	Wells Fargo Stable Value Fund C, 1.62%	**	3,514
	ING Life Insurance & Annuity Co.	Separate Account GIC - 060319	**	36,227
	Metropolitan Life Insurance Co.	Traditional GIC - GAC 32320	**	10,360

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2012
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Prudential Financial Inc.	Traditional GIC - GA-63033	**	7,654
	New York Life	Separate Account GIC - GA 29012	**	41,740
	Prudential Financial Inc.	Pru Core Conservative International Bond Fund	**	112,451
	Monumental Life Insurance Co.	MFB NT GI-QM COLTV Daily 1-5 Yr. CR BD Index Fund	**	14,494
	Monumental Life Insurance Co.	MFB NT Collective 1-10 Yr. Interm Govt Bond Index Fund	**	16,659
	Monumental Life Insurance Co.	MFB NT Collective Asset-Backed SEC Bond Index Fund	**	28,977
	Monumental Life Insurance Co.	MFB NT Collective Comm Mort-Backed SEC Index Fund	**	4,346
	Monumental Life Insurance Co.	MFB NT Collective Long-Term Govt Bond Index	**	5,027
	Monumental Life Insurance Co.	MFB Collective Short-Term Government Fund	**	5,796
	Monumental Life Insurance Co.	MFB NT COLTV Mtg-Backed SEC Index Fund	**	31,899
	Monumental Life Insurance Co.	MFB NT GI-QM Collective Daily 1-10 yr. Interm Credit Bond IDX	**	37,811
	Bank of America N.A.	MFB NT GI-QM Collective Daily 1-5 Yr. CR BD Index Fund	**	7,752
	Bank of America N.A.	MFB NT Collective 1-10 Yr. Interm Govt Bond Index Fund	**	8,911
	Bank of America N.A.	MFB NT Collective Asset-Back Securities Bond Index Fund	**	15,498
	Bank of America N.A.	MFB NT Collective Comm Mort-Backed SEC Index Fund	**	2,325
	Bank of America N.A.	MFB NT Collective Long-Term Govt Bond Index	**	2,689
	Bank of America N.A.	MFB Collective Short-Term Government Fund	**	3,100
	Bank of America N.A.	MFB NT COLTV Mtg-Backed SEC Index Fund	**	17,061
	Bank of America N.A.	MFB NT GI-QM Collective Daily 1-10 yr. Interm Credit Bond IDX	**	20,223
	Bank of America N.A.	CGCMT 2005-C3 A2, 4.64%, 1/15/2014	**	1,808
	Bank of America N.A.	PSNH 2001-1 A3, 6.48%, 5/1/2013	**	633
	Natixis Financial Products	GNR 2006-51 A, 4.25%, 4/16/2013	**	223
	Natixis Financial Products	MSC 2006-T21 A2, 5.09%, 1/12/2012	**	96
	State Street Bank	CD 2006-CD2 A2, 5.41%, 1/17/2012	**	641
	State Street Bank	MPEF 2007-A A1, 4.98%, 7/16/2012	**	651
	State Street Bank	MLMT 2005-CIP1 A2, 4.96%, 5/12/2014	**	551
*	Parker-Hannifin Corporation	Company Stock Fund (3,038,266 shares)	**	262,354
*	ESOP Fund	Parker-Hannifin Corporation common stock (10,099,052 shares)	$212,957	870,991
*	Participant Loans	Participant Loans - 3.25% - 9.88%, maturing through 2027	**	82,857
	Total		$212,957	$3,271,662
	* Denotes Party-in-Interest
	** Cost information is not required for participant-directed investments

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARKER RETIREMENT SAVINGS PLAN

BY:	Parker-Hannifin Corporation,
Plan Administrator

BY:	/s/ Jon P. Marten
Jon P. Marten
Executive Vice President-Finance & Administration and Chief Financial Officer
Parker-Hannifin Corporation,
Plan Administrator
June 18, 2013

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-186734, 333-186733, 333-164335 and 333-126957) of Parker-Hannifin Corporation of our report dated June 18, 2013, relating to our audit of the financial statements and supplement schedule of the Parker Retirement Savings Plan which appears in this Annual Report on Form 11-K of the Parker Retirement Savings Plan for the year ended December 31, 2012.
/s/ McGladrey LLP
Cleveland, Ohio
June 18, 2013